                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)*

                          TRANSATLANTIC HOLDINGS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   893521 10 4
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 26, 2008
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4                                         PAGE 2 OF 25 PAGES

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1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AMERICAN
     IDENTIFICATION NO. OF ABOVE PERSON:                  INTERNATIONAL
                                                          GROUP, INC.
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-2592361)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [X]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:                               17,073,690

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER:                             22,019,801
BENEFICIALLY
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     9.   SOLE DISPOSITIVE POWER:                          17,073,690
 PERSON WITH
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                        22,019,801

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH  REPORTING PERSON:                                       39,093,491

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   59.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            HC, CO

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                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4                                         PAGE 3 OF 25 PAGES

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1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AIG COMMERCIAL
     IDENTIFICATION NO. OF ABOVE PERSON:                  INSURANCE GROUP, INC.
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-3386798)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                             22,018,973
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                        22,018,973

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                22,018,973

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   33.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            HC, CO

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                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4                                         PAGE 4 OF 25 PAGES

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1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AIG PROPERTY
     IDENTIFICATION NO. OF ABOVE PERSON:                  CASUALTY  GROUP, INC.
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 20-5971809)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF DELAWARE

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                             22,018,973
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                        22,018,973

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                22,018,973

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   33.2%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:                                             HC, CO

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                                 SCHEDULE 13D/A

CUSIP NO. 893521 10 4                                         PAGE 5 OF 25 PAGES

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1.   NAME OF REPORTING PERSON: S.S. OR I.R.S.             AMERICAN HOME
     IDENTIFICATION NO. OF ABOVE PERSON:                  ASSURANCE  COMPANY
                                                          (I.R.S. IDENTIFICATION
                                                          NO. 13-5124990)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (A)[ ]
                                                                          (B)[ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:                                             NOT APPLICABLE

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                   INCORPORATED IN THE
                                                             STATE OF NEW YORK

--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER:

                ----------------------------------------------------------------
  NUMBER OF     8.   SHARED VOTING POWER:                             22,018,973
   SHARES
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING
 PERSON WITH    ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER:                        22,018,973

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                                22,018,973

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                   33.2%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:                                            IC, CO

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ITEM 1. SECURITY AND ISSUER.

          This Amendment No. 16 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation (the "Company"). Other than with respect to Item 3, this Amendment amends and restates the Schedule 13D dated August 13, 1991, as amended and supplemented by Amendment No. 1, dated November 3, 1993, Amendment No. 2, dated March 4, 1994, Amendment No. 3, dated March 31, 1994, Amendment No. 4, dated November 21, 1995, Amendment No. 5, dated July 2, 1998, Amendment No. 6, dated August 7, 1998, Amendment No. 7, dated September 11, 1998, Amendment No. 8, dated January 19, 1999, Amendment No. 9, dated March 4, 1999, Amendment No. 10, dated March 11, 1999, Amendment No. 11, dated April 19, 1999, Amendment No. 12, dated July 26, 1999, Amendment No. 13, dated September 10, 1999, Amendment No. 14, dated December 10, 1999, and Amendment No. 15, dated September 27, 2007, previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

ITEM 2. IDENTITY AND BACKGROUND.

General

          (a) through (c) and (f). This Amendment is being filed by AIG on behalf of itself, AHAC and AIG Commercial Insurance Group, Inc. and AIG Property Casualty Group, Inc., each a Delaware corporation and a wholly owned subsidiary of AIG (together, the "HoldCos" and collectively with AIG and AHAC, the "Reporting Persons"). In addition, of the 39,093,491 shares of Common Stock that may be deemed beneficially owned by AIG, 828 shares of Common Stock are held by certain mutual funds that are advised or managed by subsidiaries of AIG. AIG is a holding company which, through its subsidiaries (including AHAC), is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management. AHAC is a multiple line insurance company which is authorized to write substantially all lines of property and casualty insurance in each state of the United States and abroad. Each of the HoldCos is a holding company for AIG's general insurance subsidiaries. The principal executive offices of AIG, the HoldCos and AHAC are located at 70 Pine Street, New York, New York 10270.

          Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 281,638,405 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,200,076 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 30,923,499 AIG Shares (18,544,278 of which are held by the C.V. Starr & Co., Inc. Trust

("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 67,816,338 AIG Shares, 9,310,328 of which are held as a tenant in common with Mr. Greenberg's wife, 111,004 of which are held in family trusts of which Mr. Greenberg is a trustee, 30,923,499 of which are held by Starr (18,544,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 27,100,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 27,100,000 AIG Shares. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 613,345 AIG Shares, 300,220 of which are held directly by Mr. Matthews and 313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,567,578 AIG Shares, 23,300 of which are held by Mr. Matthews' wife and 18,544,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

          The principal executive offices of SICO are located at Baarerstrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, the HoldCos, AHAC, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit 99.2 attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Tse and Walsh, who are British Subjects, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom, and Mr. Zalamea, Ms. Fernando and Mr. Colayco, who are citizens of the Republic of the Philippines.

          All information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit 99.2 to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on March 20, 2007 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended ("Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

(d) and (e):

          2006 Regulatory Settlements

          In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.

          AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006:
(a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.

          In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.

          As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

          PNC Settlement

          In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

          As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Act, Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

          The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

          AIG is exploring all strategic alternatives in connection with the potential disposition or other monetization of its and the other Reporting Persons' interest in the Company. In response to certain strategic alternatives communicated by AIG to the Company, the Company formed a special committee of its board of directors consisting of directors that are independent of AIG and the management of AIG to consider such strategic alternatives, as well as to explore and consider any potential merger, third-party tender offer or other business combination transaction involving all of the outstanding shares of Common Stock of the Company. Representatives of the special committee have had discussions with AIG with regard to the potential disposition by AIG of its interest in the Company and a potential business combination involving the sale of all of the outstanding shares of Common Stock of the Company to a third party.

          The strategic alternatives being considered or that may be considered by AIG include: (i) a sale of the Company or its subsidiaries through a merger or other business combination; (ii) the direct or indirect disposition in one or more transactions of the shares of Common Stock held by the Reporting Persons, including, without limitation, in one or more public offerings or in private negotiated sales to one or more persons; (iii) a business combination or restructuring involving the Company or its subsidiaries in connection with the direct or indirect disposition in one or more transactions of the shares of Common Stock held by the Reporting Persons; (iv) the Reporting Persons entering into hedging, futures, swap or other derivative transactions relating to the Common Stock; (v) a sale of substantially all the assets of the Company or its subsidiaries; (vi) reinsurance or other commercial transactions between the Company or its subsidiaries and the Reporting Persons; or (vii) any other similar actions or transactions involving the Company or its subsidiaries, the Reporting Persons, all of the outstanding shares of Common Stock and/or the shares of Common Stock held by the Reporting Persons.

          Except as disclosed above, none of the Reporting Persons or, to the best of their knowledge, any Covered Persons, has any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through
(j) of Schedule 13D. AIG has no available information regarding any such plans or proposals of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

          Two of the Company's current directors are current or retired executive officers of AIG and hold the following positions with AIG: Steven
J. Bensinger, Vice Chairman - Financial Services and Chief Financial Officer and Thomas R. Tizzio, retired Senior Vice Chairman - General Insurance.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b). The information required by these paragraphs for the Reporting Persons is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment and is incorporated herein by reference in its entirety.

          Mr. Bensinger has options to acquire 4,000 shares of Common Stock, which options are exercisable within 60 days.


          (c). None of the Reporting Persons or, to the best of their knowledge, any Covered Persons (as listed in Exhibit 99.2), has engaged in any transactions in the Common Stock of the Company during the past sixty days.

          AIG has no available information regarding the beneficial ownership of or transactions in the Common Stock of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

          (d) - (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with an offering of 5.75% Senior Notes due 2015 (the "Notes") by the Company, (i) AIG and the Company entered into a Letter Agreement, dated December 7, 2005, relating to the purchase by certain subsidiaries of AIG of $450,000,000 aggregate principal amount of the Notes, and
(ii) the Company and those

AIG subsidiaries entered into a Registration Rights Agreement, dated February 2, 2006, relating to the resale of the Notes on a registered basis.

          The Letter Agreement and Registration Rights Agreement are filed as exhibits hereto and incorporated by reference into this Item 6.

          AIG pledged its shares of Common Stock as collateral for a two-year, $85 billion secured revolving credit facility provided by the Federal Reserve Bank of New York pursuant to a guarantee and pledge agreement. The guarantee and pledge agreement is filed as an exhibit to this Schedule 13D and is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          (99.1) Amended and Restated Agreement of Joint Filing, dated September 27, 2007, by and among AIG, the HoldCos and AHAC (incorporated by reference from Amendment 15 to the Statement on Schedule 13D, dated September 27, 2007).

          (99.2) List of the Directors and Executive Officers of American International Group, Inc., AIG Commercial Insurance Group, Inc., AIG Property Casualty Group, Inc., American Home Assurance Company, Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice
R. and Corrine P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations (filed herewith).

          (99.3) Letter Agreement, dated December 7, 2005, by and among AIG, certain subsidiaries of AIG and the Company (incorporated by reference from Exhibit 1.2 to the Company's Current Report on Form 8-K, dated December 9,
2005).

          (99.4) Registration Rights Agreement, dated February 2, 2006, by and among AIG, certain subsidiaries of AIG and the Company (incorporated by reference from Exhibit 4.1.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

          (99.5) Guarantee and Pledge Agreement, dated as of September 22, 2008, by and among AIG, the Guarantors named therein and the Federal Reserve Bank of New York (incorporated by reference from Exhibit 99.2 to AIG's Current Report on Form 8-K, dated September 26, 2008).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 26, 2008

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                        Name:  Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By: /s/ Andrew R. Holland
                                            ------------------------------------
                                        Name:  Andrew R. Holland
                                        Title: Senior Vice President
                                               and General Counsel


                                        AIG COMMERCIAL INSURANCE GROUP, INC.


                                        By: /s/ Andrew R. Holland
                                            ------------------------------------
                                        Name:  Andrew R. Holland
                                        Title: Senior Vice President
                                               and General Counsel



                                        AIG PROPERTY CASUALTY GROUP, INC.


                                        By: /s/ Kristian P. Moor
                                            ------------------------------------
                                        Name:  Kristian P. Moor
                                        Title: President
                                               and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.                            Description                                    Location
-----------                            -----------                                    --------
99.1          Amended and Restated Agreement of Joint Filing, dated September      Incorporated by reference from
              27, 2007, by and among AIG, the HoldCos and AHAC.                    Amendment 15 to the Statement on
                                                                                   Schedule 13D, dated September 27, 2007.

99.2          List of the Directors and Executive Officers of American             Filed herewith.
              International Group, Inc., AIG Commercial Insurance Group, Inc.,
              AIG Property Casualty Group, Inc., American Home Assurance
              Company, Starr International Company, Inc., C.V. Starr & Co.,
              Inc., Universal Foundation, Inc. and The Maurice R. and Corrine P.
              Greenberg Family Foundation, Inc. and The Maurice R. and Corinne
              P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

99.3          Letter Agreement, dated December 7, 2005, by and among AIG,          Incorporated by reference from
              certain subsidiaries of AIG and the Company.                         Exhibit 1.2 to the Company's Current
                                                                                   Report on Form 8-K, dated December 9,
                                                                                   2005.

99.4          Registration Rights Agreement, dated February 2, 2006, by and        Incorporated by reference from
              among AIG, certain subsidiaries of AIG and the Company.              Exhibit 4.1.5 to the Company's Annual
                                                                                   Report on Form 10-K for the year
                                                                                   ended December 31, 2005.

99.5          Guarantee and Pledge Agreement, dated as of September 22, 2008,      Incorporated by reference from Exhibit 99.2
              by and among AIG, the Guarantors named therein and the Federal       to AIG's Current Report on Form 8-K, dated
              Reserve Bank of New York.                                            September 26, 2008.
